UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2007

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

THE COLUMBIA BANK 401(K) PLAN & TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Financial Statements

December 31, 2007 and 2006

THE COLUMBIA BANK 401(k) PLAN & TRUST

Table of Contents

Report of Independent Registered Public Accounting Firm	........................1
Statements of Net Assets Available for Benefits	........................2
Statements of Changes in Net Assets Available for Benefits	........................3
Notes to Financial Statements	........................4
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2007	........................9

* * * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Columbia Bank Investment Committee

The Columbia Bank 401(k) Plan & Trust

Columbia, Maryland

We have audited the accompanying statement of net assets available for benefits of The Columbia Bank 401(k) Plan & Trust (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, thefinancial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio

June 30, 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrator

The Columbia Bank 401(k) Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of The Columbia Bank 401(k) Plan and Trust (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Baltimore, Maryland

June 29, 2007

/s/ KPMG LLP

THE COLUMBIA BANK 401(k) PLAN & TRUST

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments, at fair value (note 4)	$16,751,360	$18,057,897

Receivables:
Participants’ contributions	38,965	39,056
Employer’s contributions	16,880	16,093
Due from broker for securities sold	--	84,803
Accrued investment income	29,713	34,014

Total receivables	85,558	173,966
Cash	20,085	1,761
Total assets and net assets available for benefits	$16,857,003	$18,233,624

See accompanying notes to financial statements.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Statements of Changes in Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and dividends	$ 939,475	$ 809,958
Net appreciation/(depreciation) in fair value of investments (note 4)	(796,630)	852,235
	142,845	1,662,193
Contributions:
Participant	1,396,234	1,351,162
Employer	611,273	595,178
Rollover	164,471	34,535
	2,171,978	1,980,875
Total additions	2,314,823	3,643,068
Depreciations:
Benefits paid to participants	3,687,259	1,267,235
Administrative expenses	4,185	10,180
Total deductions	3,691,444	1,277,415
Net increase/(decrease) in net assets available for benefits	(1,376,621)	2,365,653
Net assets available for benefits:
Beginning of Year	18,233,624	15,867,971
End of year	$16,857,003	$18,233,624

See accompanying notes to financial statements.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of The Columbia Bank 401(k) Plan & Trust (the Plan) have been prepared on the accrual basis of accounting.

(b)	Valuation and Income Recognition

The Plan’s investments are presented at fair value based on quoted market information. Participant loans are recorded at their outstanding loan balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which the changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Administrative expenses

The Columbia Bank (Company) pays all of the Plan’s administrative expenses except for loan administration expenses, distribution expenses, and quarterly account balance expenses for terminated employees which are deducted directly from the individual participants’ accounts.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Benefits

Benefits are recorded when paid.

(f)	Effect of Newly Issued but Not Yet Effective Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2007 and 2006

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

(2)	Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

(a)	General

The Plan is a defined contribution plan that was established effective January 1, 1989 and amended and restated effective February 1, 2006. All employees are eligible to contribute to the plan; however, employees are eligible for Company matching contributions only after completing one year of service. The Plan is subject to the provisions of ERISA.

In December 2006, the Plan was amended to establish an employee stock ownership plan within and as part of the Plan effective January 1, 2007.

Effective February 1, 2006, the former sponsor of the Plan, Columbia Bancorp, merged with and into Fulton Financial Corporation (Fulton). On the effective date of the merger, all participants in the Plan became 100% vested in their accounts, 156,921 shares of Columbia Bancorp stock were redeemed for cash at $42.48 per share totaling $6,666,000 and 8.961 shares of Columbia Bancorp stock were exchanged for 20,834 shares of Fulton stock.

Effective February 1, 2006, the Plan was amended and restated to change the sponsor to The Columbia Bank and was renamed The Columbia Bank 401(k) Plan & Trust (formerly Columbia Bancorp 401(k) Plan and Trust).

(b)	Contributions

Contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, subject to an annual limitation. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ contributions to the Plan are allocated among the various investment options based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.

Matching contributions are made by the Company to each participant’s account in an amount determined annually by the Company at its discretion. During 2007 and 2006, the Company contributed 50% of the employee’s contributions up to the first 15% of the employee’s

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2007 and 2006

compensation. The Company’s matching contributions are invested in the same manner as the participant’s contributions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are fully vested immediately in their contributions and related earnings. For participants entering the Plan subsequent to February 1, 2006 vesting in Company matching contributions is based upon years of vesting service as follows:

Years of service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Forfeitures of nonvested Company contributions are allocated to active participants pursuant to guidelines set forth in the Plan. Forfeitures totaled approximately $11,325 and $7,000 at December 31, 2007 and 2006, respectively.

(e)	Payment of benefits

Participants or their beneficiaries are eligible for lump sum distributions of their accounts upon retirement, disability, termination of employment, or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59½. Participants may also make withdrawals of their basic contributions by reason of financial hardship under specific guidelines set forth in the Plan.

(f)	Participant loans

Participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. The loans are secured by the balance in the participant’s account. Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA, resulting in 100% vesting of the interests of all participants.

(4)	Investments

Investments that represent 5% or more of the Plan’s net assets are as follows at December 31:

	2007	2006
Money market fund:
American Cash Management Trust	$1,203,403	$1,078,784
Mutual funds:
American Balanced Fund	1,223,123	1,061,840
American Bond Fund of America	1,030,143	1,261,288
American EuroPacific Growth Fund	1,383,914	1,401,791
American Fundamental Investors Fund	1,573,582	1,523,075
American Growth Fund	3,379,389	3,690,715
Columbia Acorn Fund	1,382,293	1,172,498
Fulton Financial Corporation common stock	2,112,269	3,766,301

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2007	2006
Mutual funds	$327,787	$701,886
Common stock	(1,124,417)	150,349
	$(796,630)	$852,235
(5)	Federal Income Tax Status

The Plan is a non-standardized prototype plan sponsored by DailyAccess.Com, Inc. A favorable opinion letter dated June 20, 2002 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(6)	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. During the years ended December 31, 2007 and 2006, the Plan invested in shares of common stock of Fulton Financial Corporation, parent company of The Columbia Bank. At December 31, 2007 and 2006, the Plan’s investment in Fulton Financial Corporation common stock was $2,112,269 and $3,766,301, respectively. Approximately $127,257 and $104,668 of cash dividends were paid to the Plan by Fulton Financial

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Corporation during 2007 and 2006, respectively. As of December 31, 2007 and 2006, approximately 13% and 21% respectively of the plan’s assets were invested in Fulton Financial Corporation common stock.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Schedule H, Line4(i) - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value
	Cash Equivalents

	American Cash Management Trust	Money market fund	x	$1,203,403
	Goldman Sachs Financial Obglig Fnd	Money market fund	x	85,570

	Fixed Income Securities
	American U.S. government Securities Fund	Mutual fund	x	172,541
	American Bond Fund of America	Mutual fund	x	1,030,143

	Mutual Funds
	AIM S&P 500 Index Fund	Mutual fund	x	299,376
	Alger Small Cap Growth Fund	Mutual fund	x	39,255
	American Balanced Fund	Mutual fund	x	1,223,123
	American Funds 2010 Target Retirement Fund	Mutual fund	x	7,280
	American Funds 2015 Target Retirement Fund	Mutual fund	x	498,598
	American Funds 2020 Target Retirement Fund	Mutual fund	x	319,515
	American Funds 2025 Target Retirement Fund	Mutual fund	x	22,274
	American Funds 2030 Target Retirement Fund	Mutual fund	x	57,306
	American Funds 2035 Target Retirement Fund	Mutual fund	x	329
	American Funds 2040 Target Retirement Fund	Mutual fund	x	6,929
	American Funds 2045 Target Retirement Fund	Mutual fund	x	82,990
	American Funds 2050 Target Retirement Fund	Mutual fund	x	3,797
	American EuroPacific Growth Fund	Mutual fund	x	1,383,914
	American Fundamental Investors Fund	Mutual fund	x	1,573,582
	American Growth Fund	Mutual fund	x	3,379,389
	American New Economy Fund	Mutual fund	x	514,191
	Columbia Acorn Fund	Mutual fund	x	1,382,293
	Goldman Sachs Small Cap Value Fund	Mutual fund	x	448,847
	Hancock Classic Value Fund	Mutual fund	x	527,210
	Seligman Communication & Info Fund	Mutual fund	x	217,862

	Equities
*	Fulton Financial Corp.	Common Stock		2,112,269
*	Participant Loans	Int rates ranging from 5% - 10.5%		159,374
				$16,751,360
*	Party-in-interest
x	All investments are participant directed, therefore, historical cost information is not required.

See accompanying independent auditors’ report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Columbia Bank 401(k) Plan & Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Columbia Bank 401(k) Plan & Trust
June 30, 2008	By: /s/ Louis Yoka Senior Vice President Compensation and Benefits

EXHIBIT INDEX

Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm (Crowe Chizek)
23.2	Consent of Independent Registered Public Accounting Firm (KPMG)